08028511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cue Capital Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 E 57th Street - 47B
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Skouras — 212-317-1330
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

OATH OR AFFIRMATION

I, George Skouras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cue Capital Limited Partnership, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SOLMARIE TORRES
Notary Public, State of New York
No. 01TO6180544
Qualified in Kings County
Commission Expires Jan. 14, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

CUE CAPITAL LIMITED PARTNERSHIP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cue Capital Limited Partnership

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Partnership") as of December 31, 2007. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2008

Affiliated Offices Worldwide AGN

CUE CAPITAL LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	230,537
Fees receivable		1,266,092
Prepaid taxes		76,502
Prepaid expenses and other assets		63,523
Property and equipment, net of accumulated depreciation and amortization of $93,478		115,933
	$	1,752,587
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	70,196
Deferred tax liability		51,000
		121,196
Partners' capital		1,631,391
	$	1,752,587

See accompanying notes to financial statement.

CUE CAPITAL LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission "(SEC)" and is also a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate, and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization under the straight-line method over an estimated useful life of the assets as follows:

Assets	Estimated Useful Lives
Computer equipment	5 Years
Computer software	3 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease

Revenue Recognition

Finder fees are recognized as earned on a pro rata basis over the term of the contract. Consulting fees are recognized when services are provided.

Income Taxes

The Partnership does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their individual income tax returns. The Partnership is subject to the New York City Unincorporated Business Tax ("UBT").

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership's net capital was approximately $160,000, which was approximately $155,000 in excess of its minimum requirement of approximately $5,000.

4. City income tax

The deferred UBT liability is the result of differences between the accrual method of accounting for financial reporting and the cash basis for income tax reporting. At December 31, 2007, the current and deferred portions of the UBT expense included in the statement of operations are as follows:

	Total	Current	Deferred
New York City Unincorporated Business Tax	$ (12,234)	$ (27,234)	$ 15,000

5. Related party transactions

The Partnership rents office space from a limited partner and signed a one year lease from February 1, 2007 to January 31, 2008. The lease provides for automatic annual renewals, unless terminated by either party upon written notice to the other party not less than thirty days prior to the expiration of the then current lease term. Rent expense for the year ended December 31, 2007 was approximately $166,000.

6. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

7. Concentrations

In 2007, the Partnership earned 96% of its revenues from one client.

The Partnership maintains its cash balances in a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

8. Subsequent event

On February 12, 2008, the Partnership distributed $408,000 to the limited partners.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Partners of
Cue Capital Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of Cue Capital Limited Partnership (the "Partnership"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate,

authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

A *material inadequacy* in the accounting system, internal accounting controls, procedures for safeguarding securities, and practices and procedures which is expected to be reported under our audit objectives includes any condition which has contributed substantially to or, if appropriate corrective action is not taken, could reasonably be expected to (i) inhibit a broker or dealer from promptly completing securities transactions or promptly discharging their responsibilities to customers, other broker-dealers or creditors; (ii) result in material financial loss; (iii) result in material misstatements of the broker's or dealer's financial statements; or (iv) result in violations of the Commission's recordkeeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (i), (ii), or (iii) of this paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify a deficiency in internal control that we determined to be a material weakness and material inadequacy, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Partnership as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 28, 2008.

The Partnership did not properly record revenue in the appropriate period as well as properly record the Partnership's current and deferred taxes, which led to material audit adjustments. A properly designed system of internal control would include policies and procedures to record revenues and current and deferred taxes in accordance with accounting principles generally accepted in the United States of America.

Management's response:

The Partnership recognizes that an error occurred in the recording of accounts receivable. Additional steps have been taken to ensure that this weakness has been corrected. Namely, all client contracts will be reviewed and approved internally. This should prevent a discrepancy in the treatment of the revenue recognition in accordance with accounting principles generally accepted in the United States of America. The Partnership is committed to preventing this and any other weaknesses or inadequacies from occurring.

The Partnership's written response to the material weakness and inadequacy identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2008

END